

AB
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### UNITED STATES
### SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

MAIL PROCESSING
FEB 2 8 2011
WASH. D.C. 211
SECTION

**11018920**

SEC FILE NUMBER

8- 44509

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

KH 3/8

REPORT FOR THE PERIOD BEGINNING 1-1-2010 _____ AND ENDING 12-31-2010
                                    MM/DD/YY                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobaLink Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1045 W. Huntington Drive, Suite _____ (No. and Street)



Arcadia                                                    CA                    91007
(City)                                                  (State)              (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JunHua Liao                                                    626-964-5966
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
_____
                     (Name – if individual, state last, first, middle name)

| 11300 West Olympic Blvd., Suite 875 | Los Angeles | CA | 90064 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☒ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

### FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.




AB
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# OATH OR AFFIRMATION

I, Junhua Liao _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobaLink Securities, Inc. _____, as of December 31, _____, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____

_Signature_

**President / CEO**

_Title_

_____

_Notary Public_

YVONNE TUNG
Commission # 1816039
Notary Public - California
Los Angeles County
My Comm. Expires Oct 11, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

_**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._


American LegalNet, Inc.
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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

GLOBALINK SECURITIES, INC.

# CONTENTS

# Joseph Yafeh CPA, Inc.

*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

## REPORT OF INDEPENDENT AUDITOR

Board of Directors
Globalink Securities, Inc.
Arcadia, California

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. (the Company) as of December 31, 2010 and the related statements of income, changes in shareholders' equity and changes in financial condition for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Globalink Securities, Inc. as of December 31, 2010 and the results of its income, shareholder's equity and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 8, 2011                    1

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2010**

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 13,449 |
| | | |
| Clearing broker's deposits | | 101,157 |
| Commissions receivable | | 467,247 |
| Property and equipment net of $110,254 depreciation | | 7,382 |
| Other assets – non allowable | | 7,741 |
| | | |
| Total Assets | $ | 596,976 |

### LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

| | | |
|---|---|---|
| Cash overdrawn | $ | 2,870 |
| Commissions payable | | 408,328 |
| Accounts payable | | 46,839 |
| | | |
| Total Liabilities | | 458,037 |

Shareholders' Equity

| | |
|---|---|
| Common stock - ($10 par value, 5,000 shares authorized, issued and outstanding) | 50,000 |
| Paid-in capital | 2,174,830 |
| Retained (Deficit) | (2,085,891) |
| | |
| Total Shareholders' Equity | 138,939 |
| | |
| Total Liabilities and Shareholders' Equity | $ 596,976 |

See Accompanying Notes to Financial Statements

2

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF INCOME**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | |
|---|---:|
| Revenues – Schedule, Page 11 | $ 3,054,054 |
| Cost of Sales | |
|  Clearing house expense | 329,215 |
|  Commissions | 2,005,802 |
|   Total Cost of Sales | 2,335,017 |
| Gross Profit | 719,037 |
| Operating Expenses - Schedule, Page 11 | 663,204 |
| Income Before Tax Provision | 55,833 |
| Income Tax Provision | |
|  Federal | -- |
|  State | 800 |
| Net Income | $ 55,033 |

**GLOBALINK SECURITIES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

| | Common Stock Shares | Common Stock | Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2009 | 5,000 | $50,000 | $2,174,830 | $(2,140,924) | $ 83,906 |
| Net Income | | | | 55,033 | 55,033 |
| Balance, December 31, 2010 | 5,000 | $50,000 | $2,174,830 | $(2,085,891) | $138,939 |

See Accompanying Notes to Financial Statements

## GLOBALINK SECURITIES, INC.
## STATEMENT OF CHANGES IN FINANCIAL CONDITION
## FOR THE YEAR ENDED DECEMBER 31, 2010

**Cash Flows from Operating Activities**

| | |
|---|---|
| Net Income | $ 55,033 |
| Depreciation | 2,165 |
| | 57,198 |
| Changes in operating assets and liabilities: | |
| Clearing broker's accounts | ( 19,093) |
| Commissions receivable | (355,321) |
| Non allowable assets | 459 |
| Commissions payable | 325,017 |
| Accounts payable | 18,271 |
| Settlement payable | ( 3,000) |
| Cash overdrawn | ( 9,103) |
| | |
| Net cash provided by operating activities | 14,428 |

**Cash Flow from Investing Activities**

| | |
|---|---|
| Purchase of equipment | ( 6,326) |

**Cash Flow from Financing Activities**          0

**Net Increase in Cash**          8,102

Cash: Beginning of the Year          5,347

Cash: End of the Year          $ 13,449

**Supplemental Cash Flow Information**

Cash paid for interest          $ 0

Cash paid for income taxes          $ 800

# GLOBALINK SECURITIES, INC.
## NOTES TO FINANCIAL STATEMENTS
### DECEMBER 31, 2010

## NOTE 1 - NATURE OF THE BUSINESS

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its two clearing brokers on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k)(2)(ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Revenue Recognition** - The Company recognizes revenue on a settlement date basis.

**Income Taxes** - Income taxes are provided based on earnings reported for financial statement purposes. In accordance with FASB ASC 740, the asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities, however, see Note 4.

**Recent Accounting Pronouncements** - The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

**Recent Accounting Pronouncements (continued)** - Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000) as defined under such provisions or 6.67% of aggregate indebtedness which ever is higher. See Page 9 for the computation of net capital.

In 2002, the Company's net capital requirement was decreased from $100,000 to $25,000 and then to $5,000.

## NOTE 4 - INCOME TAXES

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.7 million, carried forward from prior years, there is no Federal income tax and a minimum state tax of $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

## NOTE 5 - OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

## NOTE 6 - COMMITMENTS AND CONTINGENCIES

**Leases** - The Company has a new lease starting April 15, 2008 for three (3) years. The commitment is as follows:

2011    $ 30,236

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. The Company is under investigation by FINRA. Legal counsel has opined that the investigation is still ongoing and as of the date of this report, FINRA has not charged the Company with any wrong doing.

## NOTE 7 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through February 8, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

**GLOBALINK SECURITIES, INC.**
**SCHEDULE I**
**COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT**
**TO RULE 15c3-1**
**DECEMBER 31, 2010**

Computation of Net Capital
    Total ownership equity from statement of
        financial condition                            $ 138,939
Haircut                                            ( 1,004)

Nonallowable assets - page 10                 ( 22,023)

    Net Capital                             $ 115,912

Computation of Net Capital Requirements
    Minimum net aggregate indebtedness-
        6-2/3% of net aggregate indebtedness     $ 30,536

        Minimum dollar net capital required       $ 5,000

        Net Capital required (greater of above amounts)  $ 30,536

        Excess Capital                       $ 85,376

Excess net capital at 1000% (net capital less 10% of
        aggregate indebtedness)              $ 70,108

Computation of Aggregate Indebtedness
    Total liabilities                        $ 458,037

        Percentage of aggregate indebtedness to net capital    400%

The following is a reconciliation of the above net capital
computation with the Company's corresponding
unaudited computation pursuant to Rule 179-5(d)(4):

        Net capital unaudited               $ 122,772
        Unrecorded liabilities             ( 6,859)
        Rounding                        ( 1)
        Net capital audited                $ 115,912

**GLOBALINK SECURITIES, INC.**
**NONALLOWABLE ASSETS**
**DECEMBER 31, 2010**

Nonallowable Assets

| | |
|---|---|
| Commission receivable | $ 6,900 |
| Property and equipment | 7,382 |
| [1] Other assets | 7,741 |
| | $ 22,023 |

| | |
|---|---|
| [1]Petty Cash | $ 1,800 |
| Security Deposit | 4,200 |
| NASD CRD Deposit | 441 |
| Loan Receivable – employee | 1,300 |
| | $ 7,741 |

See Accompanying Notes to Financial Statements

**Joseph Yafeh CPA, Inc.**
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

SCHEDULE II
INDEPENDENT AUDITOR'S REPORT
ON THE SCHEDULE OF REVENUES AND OPERATING EXPENSES

Board of Directors
Globalink Securities, Inc.
Arcadia, California

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedules of revenue and operating expenses for the year ended December 31, 2010 are presented for purposes of additional information and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 8, 2011

**GLOBALINK SECURITIES, INC.**
**SCHEDULE II**
**SCHEDULE OF REVENUE AND OPERATING EXPENSES**
**FOR THE YEAR ENDED DECEMBER 31, 2010**

Revenues

| | |
|---|---|
| Agency Commissions | $1,985,985 |
| Mutual Funds | 572,116 |
| Insurance Commissions | 207,188 |
| Interest | 7,348 |
| Variable Product Commission | 182,187 |
| Direct Business Accruals | 46,000 |
| Other | 53,230 |
| Total Revenues | $3,054,054 |

Operating Expenses

| | |
|---|---|
| Accounting Fees | $ 6,893 |
| Advertising | 89,495 |
| Auto Expenses | 8,979 |
| Depreciation | 2,165 |
| Direct Business Accruals – offset | 39,100 |
| Insurance | 5,841 |
| Internet | 10,756 |
| Licenses and Permits | 8,363 |
| Office Expense | 10,691 |
| Office Machine Rental | 2,882 |
| Payroll Taxes | 18,817 |
| Postage and Delivery | 7,730 |
| Professional Services | 63,671 |
| Registration | 22,795 |
| Rent | 39,599 |
| Salary | 260,235 |
| Taxes and Assessments | 15,421 |
| Telephone | 10,794 |
| Travel and Entertainment | 27,554 |
| Miscellaneous | 11,423 |
| Total Operating Expenses | $ 663,204 |

See Accompanying Notes to Financial Statements

**GLOBALINK SECURITIES, INC.**
**SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE**
**REQUIREMENTS PURSUANT TO RULE 15c3-3**
**AS OF DECEMBER 31, 2010**

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

**GLOBALINK SECURITIES, INC.**
**SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL**
**REQUIREMENTS UNDER RULE 15c3-3**
**AS OF DECEMBER 31, 2010**


Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

# Joseph Yafeh, CPA
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a
Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Globalink Securities, Inc.
Arcadia, California

In planning and performing my audit of the financial statements of Globalink Securities Inc., (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15

Board of Directors
Globalink Securities, Inc.
Arcadia, California

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 8, 2011

# Joseph Yafeh, CPA
*A Professional Accounting Corporation*
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064
310-477-8150 Fax 310-477-8152
Part III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Globalink Securities, Inc.
Arcadia, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Globalink Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in Globalink Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Globalink Securities, Inc.'s management is responsible for the Globalink Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the check register and verified no payments, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Globalink Securities, Inc.
Arcadia, California


This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 8, 2011